UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 22, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FIRST QUARTER 2014 NET INCOME TOTALED $23.5 MILLION, OR $0.61 PER SHARE,

ON HIGHER NET INTEREST INCOME & MARGINS

PANAMA CITY, April 22, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the First Quarter ended March 31, 2014.

First Quarter 2014 Business Highlights

•	First quarter 2014 Net Income (1) totaled $23.5 million, or $0.61 per share, compared to $23.9 million, or $0.62 per share, in the fourth quarter 2013, and $16.3 million, or $0.43 per share, in the first quarter 2013. The $7.2 million, or 44%, year-on-year increase was mainly driven by higher net interest income and fee income.

•	The Commercial Division’s average portfolio balances totaled $6.6 billion, up $0.1 billion, or 1%, compared to the previous quarter, and up $0.7 billion, or 12%, year-on-year, as demand in the Bank’s client base of Corporations and Financial Institutions remained robust (+15% YoY). Quarterly end of period Commercial Portfolio balances reached $6.6 billion in the first quarter 2014 (nearly unchanged QoQ; +6% YoY). Credit quality remained solid with a ratio of 0.05% of non-performing loans to total loan portfolio as of March 31, 2014.

•	First quarter 2014 net interest income reached $32.1 million, a $6.1 million, or 23%, year-on-year increase, mainly driven by higher average interest-earning asset balances (+11%). The $1.0 million, or 3%, quarter-on-quarter increase resulted primarily from higher average lending yields (+6 bps), along with lower rates paid on short-term liabilities leading to a 5 bps decrease in average rates on interest-bearing liabilities. Net interest margin reached 1.79% in the first quarter 2014 (+10 bps QoQ; +17 bps YoY).

•	Fees and commissions totaled $4.3 million in the first quarter 2014, a $1.9 million, or 78%, year-on-year increase mostly from higher fees from loan intermediation generated from mandated structured transactions, and greater activity in the letters of credit business. The 10% quarter-on-quarter increase from loan intermediation fee activities was offset by seasonally lower commissions from the letters of credit business, resulting in an overall $0.4 million or 9% decrease in fees and commissions compared to the fourth quarter 2013.

•	Operating expenses totaled $13.5 million in the first quarter 2014 (-1% QoQ; nearly unchanged YoY), as the Bank continued to focus on operating efficiency. The Bank’s first quarter 2014 efficiency ratio improved to 37%, compared to 43% in the previous quarter 2013, and 45% in the first quarter 2013, as operating revenues grew and operating expenses decreased and remained steady, respectively. Excluding non-core revenues and expenses from investment funds, the Business Efficiency Ratio was 35% for both the first quarter 2014 and the fourth quarter 2013, compared to 44% in the first quarter 2013.

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2014 results: “We are pleased to present solid business results this quarter. In a traditional slower quarter, Bladex was able to keep the momentum and traction gained at the closing of last year. We continued with our focus to strengthen the margins, thus working selectively in terms of growth in our Commercial Portfolio. While credit demand from corporations and banks continued to be healthy, liquidity in the Region´s markets returned to previous highs, as some of the market volatility seen in recent quarters receded.  With that, the quarterly results validate the Bank´s cautious approach as average net margins improved and overall asset quality remained strong. At the same time, fee income diversification continued as our syndication platform achieved a significant increase in scope and scale of transactions. Costs remained well under control, helping improve efficiency.

The business environment in the Region is certainly not without its challenges. However, we remain confident about credit demand across the universe of countries and clients served by Bladex. We have a diversified and strong pipeline of new deals, which should fuel origination and asset growth over the coming quarters within our target of continuing to improve margins gradually,” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q14	4Q13	1Q13
Net Interest Income	$32.1	$31.1	$26.0
Net Operating Income (Loss) by Business Segments:
Commercial Division	$22.4	$22.7	$20.4
Treasury Division	$0.6	$(4.3)	$(3.8)
Net Operating Income	$23.0	$18.4	$16.6
Net Income - business segments	$23.0	$21.2	$16.3
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(0.5)	$(2.7)	$0.0
Net Income attributable to Bladex Stockholders - business segments	$23.5	$23.9	$16.3
Net Income attributable to Bladex Stockholders	$23.5	$23.9	$16.3

Non-Core Items (2)	$(0.5)	$(3.3)	$0.5
Business Net Income (3)	$24.0	$27.2	$15.8

Net Income per Share (4)	$0.61	$0.62	$0.43
Book Value per common share (period end)	$22.90	$22.24	$22.02
Return on Average Equity (“ROE”)	10.9%	11.0%	7.9%
Business Return on Average Equity ("Business ROE") (5)	11.2%	12.6%	7.7%
Return on Average Assets (“ROA”)	1.3%	1.3%	1.0%
Business Return on Average Assets (“Business ROA”)	1.3%	1.5%	1.0%
Net Interest Margin	1.79%	1.69%	1.62%
Efficiency Ratio (6)	37%	43%	45%
Business Efficiency Ratio (7)	35%	35%	44%

Tier 1 Capital (8)	$891	$868	$845
Total Capital (9)	$959	$937	$909
Risk-Weighted Assets	$5,437	$5,473	$5,098
Tier 1 Capital Ratio (8)	16.4%	15.9%	16.6%
Total Capital Ratio (9)	17.6%	17.1%	17.8%
Stockholders’ Equity	$885	$858	$845
Stockholders’ Equity to Total Assets	12.3%	11.5%	12.3%
Accumulated other comprehensive income (loss) ("OCI")	$(9)	$(13)	$(1)

Leverage (times) (10)	8.1	8.7	8.2
Liquid Assets / Total Assets (11)	8.0%	11.1%	8.3%
Liquid Assets / Total Deposits	22.8%	35.2%	22.1%

Non-Accruing Loans to Total Loans, net of discounts	0.1%	0.1%	0.0%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.2%	1.3%

Total Assets	$7,179	$7,471	$6,894

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RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held April 16, 2014 in Panama City, Panama, Mr. Mario Covo was re-elected as Director representing Class “E” shareholders, and Mr. Esteban Alejandro Acerbo and Mr. Roland Holst were re-elected and elected, respectively, as Directors of the Bank representing Class “A” shareholders. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2013, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2014, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 15, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the first quarter 2014. The dividend will be paid on May 6, 2014, to stockholders registered as of April 28, 2014.

▪	Reduced participation in investment funds: Effective April 1, 2014, the first anniversary of its sale of the former Asset Management Unit, the Bank exercised its rights to redeem $13.9 million, bringing its participation in the Feeder Fund to 49.6%. Consequently, the Bank expects to deconsolidate said participation in its financial statements during the second quarter 2014.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds trading, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(4)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(5)	Business ROE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(7)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds trading.

(8)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(9)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

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(11)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2014, Bladex had disbursed accumulated credits of approximately $209 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 23, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 57720350.

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For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

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